Exhibit 99.5

BRAGG GAMING GROUP 2021 THIRD QUARTER REVENUE RISES 9.9%

New Proprietary Online Content, Market Expansion and Customer Additions
Driving Continued Quarterly Growth and Increased Forward Outlook

Raises Full Year 2021 Revenue Guidance to EUR €55-56 million (USD $65-66 Million1)

and Adjusted EBITDA to EUR €6.6-€6.8 million (USD $7.8-8.0 million); Increases Full Year 2022 Revenue Guidance by 9% to €59-61 million (USD $70-72 Million)

TORONTO, November 8, 2021 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, today reported financial results for the third quarter ended September 30, 2021, provided an update on its strategic growth initiatives and raised its full year 2021 revenue and Adjusted EBITDA and full year 2022 revenue guidance.

Summary of Q3-21 Financial and Operational Highlights

Euros (Thousands)	Q3-21	Q3-20	% Change
Revenue	€12,874	€11,714	9.9%
Adjusted EBITDA	€1,418	€1,834	-22.7%
Adjusted EBITDA margin	11.0%	15.7%	-4.7%

Operational	Q3-21		Q3-20		% Change
Wagering revenue (Euros)	€3.2	B	€3.0	B	4.8%
Unique players[2]	2.1	M	1.9	M	14.4%
Revenue / top 10 customers	54.3%		55.6%		-1.3%

Select Recent Strategic Development Progress

•	On August 27, Bragg’s common shares began trading on the Nasdaq Global Select Market.

•	Bragg continues to diversify its European market penetration, including earlier activations in Spain and Denmark followed by Greece in the third quarter.

•	In October, the Company entered the newly regulated market in the Netherlands with operators including state-owned Holland Casino, the state-owned Lottery (Nederlandse Loterij) and BetCity.nl.

1 Bragg’s reporting currency is Euros. The exchange rate provided for U.S. dollars is 1.18. Due to fluctuating currency exchange, this rate is provided for convenience only.

2 “Unique players" are defined as individuals who made a real money wager at least once during the period.

•	In October, the Company entered into an integration agreement with Playtech that will see the full range of ORYX Hub games become available to operators utilizing the Playtech Games Marketplace™ platform in markets such as Spain, Italy, Switzerland, the Netherlands, the UK, Mexico and Latin America. The Company believes the integration with Playtech offers material medium and long-term growth opportunities for its existing third-party content and for its future in-house developed proprietary content. In addition, the agreement with Playtech will further drive Bragg’s strategic shift into new regulated markets and focus on supplying larger Tier 1 iGaming operators.

•	During the third quarter the Company launched nine new customers.

•	The Company continues to actively pursue and prepare for entry into new online gaming markets, including Europe’s two largest iGaming markets, the UK and Italy. Contributions from these two markets are expected to begin in 2022. The Company has applied for licenses in New Jersey, Pennsylvania and Michigan, and is in the process of applying for a license in Ontario.

•	During the third quarter, the Company launched 13 new exclusive games via its ORYX Hub in partnership with third-party studios, and two new proprietary games from its in-house studio.

•	As of September 30, 2021 the Company’s Wild Streak game development studio had nine online casino games live in key iGaming markets such as New Jersey, Michigan, the UK and other regulated European jurisdictions. Wild Streak also recently expanded its relationship with Sega Sammy Creation Inc., whereby Sega Sammy will develop two additional Wild Streak games that are popular in social and online casinos -- Dragon PowerTM and Egyptian MagicTM -- for land-based casinos.

•	The Company expects to complete its acquisition of Spin Games LLC (“Spin Games”) in the current quarter, pending final regulatory approvals from various U.S. states’ gaming commissions. Upon completion of the transaction, Bragg will gain access to key strategic operator relationships in the U.S. where Spin Games has over 30 customers, including leading iGaming operators. The Company has completed the technical integration between Spin Games and its ORYX Hub distribution platform.

CEO Comments

“Bragg’s strong 2021 third quarter financial performance and our increased guidance reflects the contributions from our comprehensive growth initiatives, including the consistent progress we have achieved with new market diversification and our ability to offer more new high-performing propriety and exclusive third-party online content,” said Richard Carter, CEO of Bragg Gaming Group.

“During the third quarter, our newest markets performed above our expectations and this momentum continues in the current quarter to-date. Besides the benefits from new market penetration, our recent proprietary games from our in-house development studios are also driving growth. Third quarter revenue rose 9.9% year over year to EUR €12.9 million (USD $15.2 million) while Adjusted EBITDA decreased by 22.7% to EUR €1.4 million (USD $1.7 million) primarily reflecting our ongoing investments in our development teams and infrastructure to support our growth initiatives.

“Bragg continues its transformation into a leading, content-focused, B2B iGaming provider with a scalable technology stack featuring unique player engagement tools that consistently drive strong game performance. Our technology advantages, combined with our ability to offer an increasing number of high-performing proprietary and third-party exclusive games, are expected to boost our ability to deliver strong financial results as we continue to expand our presence into new North American and European markets. This includes the further penetration of our more recently entered markets such as the Netherlands where we have quickly achieved an attractive double-digit market share. Overall, our market expansion initiatives are expected to increase our total addressable market (“TAM”) six-fold in 2022 to more than USD $18 billion. Our acquisition of Spin Games, which we expect to complete by year end, will also help accelerate our entry into North American iGaming markets driven first by high-performing European online content to be closely followed by proprietary content developed specifically to address the U.S. and Canadian markets.

“We also intend to increase the number of proprietary online games developed by our internal development studios, as well as the number of exclusive third-party games we offer, which will support our focus on growing Adjusted EBITDA margins. From zero in-house developed games in 2020, we have established a strong proprietary new game pipeline and expect that an increasing proportion of our exclusive titles launched next year will be internally developed. Given the significantly better economics associated with the distribution of our proprietary content, leveraging our leading player engagement tools with our proprietary games remains one of our highest priorities as it will lead to consistent top and bottom line growth.”

Mr. Carter concluded, “Our ability to simultaneously generate positive Adjusted EBITDA while investing to grow our scale and technology capabilities enables Bragg to more effectively help online casino operators connect with their players, resulting in consistent market expansion and market share improvement. As a result, we continue to deliver strong near-term financial performance while further establishing the foundation for sustainable Adjusted EBITDA growth, as reflected in our raised full year 2021 outlook as well as the increase in our outlook for 2022 revenue growth. Notably, our updated guidance highlights the underlying momentum we are achieving in our business that is being driven by our growth initiatives that are focused on entering new markets, adding new clients and developing and releasing more proprietary titles.”

Third Quarter 2021 Financial Results and other Key Metrics Highlights

•	Revenue increased by 9.9% to EUR €12.9 million (USD $15.2 million) in Q3 2021 compared to EUR €11.7 million (USD $13.8 million) in Q3 2020, inclusive of a full quarter of contributions from Wild Streak.

•	Wagering revenue generated by customers increased 4.8% to EUR €3.2 billion (USD $3.8 billion) compared to EUR €3.0 billion (USD $3.6 billion) in Q3 2020.

•	The number of unique players using Bragg games via its Oryx Hub distribution platform and content increased by 14.4% to 2.1 million, from 1.9 million in Q3 2020.

•	Gross profit increased by 30.1% to EUR €6.6 million (USD $7.8 million) from EUR €5.1 million (USD $6.0 million) in Q3 2020, reflecting higher revenue and an 8.0 basis point margin improvement to 51.4%. The margin expansion is primarily the result of the continued shift towards a higher proportion of revenues from iGaming and turnkey services, which have lower associated cost of sales when compared to games and content.

•	Net loss for the period was EUR €2.5 million (USD $2.9 million), a decline in the net loss of EUR €0.7 million (USD $0.8 million) from Q3 2020, primarily due to the higher gross profit and a reduction in costs related to deferred consideration payable, partially offset by the incremental increase in employee costs and exceptional professional fees as a result of the Nasdaq listing.

•	Adjusted EBITDA was EUR €1.4 million (USD $1.7 million), a decrease of 22.7% compared to EUR €1.8 million (USD $2.2million) in Q3 2020. Adjusted EBITDA margin decreased by 4.7 basis points to 11.0%, reflecting increased salary and subcontractor costs as part of the Company’s investment in the expansion of its software development, product and management functions.

•	Cash and cash equivalents as of September 30, 2021 was EUR €20.3 million (USD $24.0 million)

Raises Full Year 2021 Revenue and Adjusted EBITDA Guidance and Full Year 2022 Revenue Guidance

Reflecting the Company’s operating momentum related to operations in newer markets and an increasing number of customers, Bragg today raised its outlook for 2021 full year expected revenue to EUR €55-56 million (USD $65-66 million) and Adjusted EBITDA to EUR €6.6-6.8 million (USD $7.8-8.0 million), compared to its previously provided revenue and Adjusted EBITDA full year outlook of EUR €49 million (USD $57.8 million) and EUR €5.4 million (USD $6.4 million), respectively. In addition, the Company raised its full year 2022 revenue guidance to a new range of EUR €59-61 million (USD $70-72 million), compared to the initial expected range of EUR €54 million to EUR €56 million (USD $63.7 million to USD $66.1 million) which was provided on August 11, 2021 and provided Adjusted EBITDA guidance of EUR €6-7 million (USD $7.1-8.3 million).

Investor Conference Call

The Company will host a conference call today, November 8, 2021, at 8:00 a.m. Eastern Time, to discuss its third quarter 2021 results. During the call, management will review a presentation that will be made available at http://www.bragg.games/investors a few minutes before the start of the call.

To join the call, please use the below dial-in information:

U.S./Canada: (844) 965-3274

UK: 0203 547 8613 / 0800 376 3133

International: (639) 491-2382

Passcode: 1363318

A replay of the call will be available for seven days following the conclusion of the live call. In order to access the replay, dial (416) 621-4642 / (800) 585-8367 from the U.S., or 0203 107 0235 / 0800 917 2646 from the UK and use the passcode 1363318.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2021 and 2022, expected performance of the Company’s business; expansion into new markets; the impact of the new German regulatory regime, expected future growth and expansion opportunities; expected benefits of transactions, including the acquisition of Wild Streak and Spin; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: the impact of COVID-19 on the business of the Company; the closing of the acquisition of Spin; the integration of Wild Streak; the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, the meeting minimum listing requirements of Nasdaq; which may not be achieved or realized within the time frames stated or at all; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; the risks associated with the completion of the acquisition of Spin and ability to satisfy closing conditions; risks associated with the integration of Wild Streak; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the increased costs associated with meeting the minimum listing requirements on Nasdaq; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases, such as the current outbreak of COVID-19. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS. Adjusted EBITA is more fully defined and discussed, and reconciliation to IFRS financial measures is provided, in Company’s Management’s Discussion and Analysis (“MD&A”) for the third quarter ended September 30, 2021.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more.

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
info@bragg.games